Exhibit 99.1

S&P Global Ratings assigns a “BrAA-/Stable” credit rating to Vitru Brasil

Florianópolis, Brazil, November 14, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announces that its wholly owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A (“Vitru Brasil”), a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil, has received its first local credit rating of “BrAA-”, attributed to the first issuance of debentures, from S&P Global Ratings. The perspective is stable.

We believe that this credit rating confirms Vitru is on course to continue its mission to democratize access to education in Brazil through a digital ecosystem.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/